                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)


                               (Amendment No. 1)*


                              POLLO TROPICAL, INC.
                              --------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of class of securities)

                                  731513 10 7
                                 (CUSIP Number)

                              MR. LARRY J. HARRIS
                          10221 SOUTHWEST 143RD STREET
                              MIAMI, FLORIDA 33176
                                 (305) 670-7696
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                             MR. C. WILLIAM BAXLEY
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600


                                  MAY 15, 1998
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)



                               Page 1 of 10 Pages
                            Exhibit Index on Page 8

CUSIP NO. 731513 10 7


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  LARRY J. HARRIS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)         [ ]
                                                                                             (b)         [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

 NUMBER OF                          7.      SOLE VOTING POWER                                         80,025
  SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                    1,147,156

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                    80,025
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                               1,147,156

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,227,181

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.7% (BASED ON 8,255,329 SHARES OF COMMON STOCK ISSUED
                  AND OUTSTANDING ON MAY 6, 1998 AND 80,025 SHARES OF
                  COMMON STOCK ISSUABLE TO MR. HARRIS UPON EXERCISE OF
                  PRESENTLY EXERCISABLE OPTIONS)

14.      TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         (Continued on following pages)

                               Page 2 of 10 Pages
                            Exhibit Index on Page 8

CUSIP NO. 731513 10 7


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  MOLLY HARRIS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)          [ ]
                                                                                             (b)          [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF                         7.      SOLE VOTING POWER                                            0
  SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                  1,147,156

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                       0
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                             1,147,156

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,147,156

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.9%(BASED ON 8,255,329 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING ON
                  MAY 6, 1998)

14.      TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         (Continued on following pages)

                               Page 3 of 10 Pages
                            Exhibit Index on Page 8

CUSIP NO. 731513 10 7


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  WILLIAM CARL DREW

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)          [ ]
                                                                                             (b)          [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF                         7.      SOLE VOTING POWER                                         0
   SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                  35,000

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                    0
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                             35,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            35,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4% (BASED ON 8,255,329 SHARES OF COMMON STOCK ISSUED AND
                  OUTSTANDING ON MAY 6, 1998 AND 10,000 SHARES OF
                  COMMON STOCK ISSUABLE TO MR. DREW UPON EXERCISE OF PRESENTLY
                  EXERCISABLE OPTIONS)

14.      TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 10 Pages
                            Exhibit Index on Page 8

                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


ITEM 4.  PURPOSE OF TRANSACTION.


         Item 4 is hereby amended by adding the following information.

         Larry J. Harris has entered into a Letter Agreement, dated May 15, 1998, with Quad-C, Inc. ("Quad-C") providing, among other things, that Larry J. Harris and Quad-C will work exclusively with each other to effect the Proposed Transaction until the Letter Agreement is terminated. A copy of the Letter Agreement is attached hereto as Exhibit 7.





                               Page 5 of 10 Pages
                            Exhibit Index on Page 8

         Except as set forth herein or in connection with the Proposed Transaction, and until such time, if at all, as the Proposed Transaction is consummated, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         Item 5 is hereby amended and restated in its entirety by the following.

         (a) The Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, such group may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 1,262,181 shares of Common Stock of the Company, representing (based on 8,255,329 shares of Common Stock which were issued and outstanding on May 6, 1998 and the portion of options to purchase shares of Common Stock held by any of the Reporting Persons which were then exercisable or become exercisable within 60 days after the date hereof) approximately 15.2% of the total of the outstanding shares of Common Stock and such portion of such options.

         Larry J. Harris is the beneficial owner of 1,147,156 (13.9%) shares of Common Stock. In addition, Larry J. Harris has the right to purchase 80,025 shares of Common Stock at an exercise price of $13.50 per share upon the exercise of presently exercisable options.

         Molly Harris is the beneficial owner of 1,147,156 (13.9%) shares of Common Stock.


         William Carl Drew is the beneficial owner of 25,000 (0.3%) shares of Common Stock which he jointly owns with rights of survivorship with his spouse, Laurie Drew. Laurie Drew, a Canadian citizen, is not currently employed and has a residence address at 11107 Des Moines Court, Cooper City, Florida 33026. Laurie Drew has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. During the last five years, Laurie Drew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. In addition, William Carl Drew (i) has the right to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share upon the exercise of presently exercisable options, (ii) holds options to purchase 8,000 shares of Common Stock at an exercise price of $4.50 per share, which options become exercisable on April 15, 1999, (iii) holds options to purchase 12,000 shares of Common Stock at an exercise price of $4.50 per share, which options become exercisable on April 15, 2000, and (iv) holds options to purchase 10,000 shares of Common Stock at an exercise price of $8.00 per share, one-third of which options become exercisable on February 4, 1999, 2000 and 2001, respectively.


                               Page 6 of 10 Pages
                            Exhibit Index on Page 8

         (b) The following is information concerning the nature of each Reporting Person's beneficial ownership of Common Stock:


                                  Sole Power to Vote or                  Shared Power to Vote or
                                    Direct the Vote/                        Direct the Vote/
                                Sole Power to Dispose or               Shared Power to Dispose or
                                 Direct the Disposition                  Direct the Disposition
                              ----------------------------            ----------------------------
                                    Number of Shares                        Number of Shares
                              ----------------------------            ----------------------------
Larry J. Harris                          80,025                                 1,147,156
Molly Harris                                0                                   1,147,156
William Carl Drew                           0                                      35,000






                               Page 7 of 10 Pages
                            Exhibit Index on Page 8

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit                                       Description
      1                Joint Filing Agreement dated as of March 16, 1998 among Larry J.
                       Harris, Molly Harris and William Carl Drew.*

      2                Proposal dated March 6, 1998 on behalf of Larry J. Harris, Molly
                       Harris and William Carl Drew to the Board of Directors of the
                       Company (the "Original Proposal").*

      3                Letter dated March 8, 1998 on behalf of Larry J. Harris, Molly Harris and William Carl Drew to the Board of Directors of the Company
                       withdrawing the Original Proposal.*

      4                Revised Proposal dated March 13, 1998 on behalf of Larry J. Harris,
                       Molly Harris and William Carl Drew to the Board of Directors of the
                       Company.*

      5                Letter of Interest dated March 12, 1998 from Quad-C, Inc. to Larry J. Harris.*

      6                Letter Agreement dated March 12, 1998 between Quad-C, Inc. and Larry J. Harris.*

      7                Letter Agreement dated May 15, 1998 between Quad-C, Inc. and Larry J. Harris.

---------------
*Previously filed.



                               Page 8 of 10 Pages
                            Exhibit Index on Page 8

                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:   May 21, 1998


                                                    /s/ Larry J. Harris
                                             ----------------------------------
                                                    Larry J. Harris

                                                    /s/ Molly Harris
                                             ----------------------------------
                                                    Molly Harris

                                                    /s/ William Carl Drew
                                             ----------------------------------
                                                    William Carl Drew



                               Page 9 of 10 Pages
                            Exhibit Index on Page 8